SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: Investor@langmining.com

SUL-TSX VENTURE

06014258

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 08 2006
WASH, D.C.
213

June 7, 2006

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

6/12

United States Sec Filing
June 7, 2006

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Sultan Minerals News Release – Dated May 1, 2006
2. Sultan Minerals News Release – Dated May 10, 2006
3. Sultan Minerals News Release – Dated May 15, 2006
4. Sultan Minerals News Release – Dated May 22, 2006
5. Sultan Minerals News Release – Dated May 30, 2006

Correspondence with Securities Commission(s)

6. Audited Annual Financial Statements for years ended December 31, 2005, 2004 and 2003
7. Management Discussion and Analysis for three months and year end December 21, 2005
8. Form 52-109F1 - Certification of Annual Filings by CEO
9. Form 52-109F1 - Certification of Annual Filings by CFO
10. Notice of Meeting and Record Date – dated May 2, 2006
11. Form 45-102F1 Notice of Intention to Distribute Securities dated May 5, 2006
12. Notice and Information Circular for June 21, 2006, Annual General Meeting
13. Annual Request for Financial Statements and MD&A
14. Form of Proxy for June 21, 2006, AGM
15. Certificate of dissemination to shareholders dated May 19, 2006
16. Interim Unaudited financial statements for the three months ended March 31, 2006 and 2005
17. Management Discussion and Analysis for the three months ended March 31, 2006
18. Form 52-109F2 - Certification of Interim Filings by CEO
19. Form 52-109F2 - Certification of Interim Filings by CFO

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS

I, **Arthur G. Troup,** Chief Executive Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer), for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

Date: April 28, 2006

"Arthur G. Troup"

Arthur G. Troup
Chief Executive Officer

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS

I, **SHANNON M. ROSS,** Chief Financial Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer), for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

Date: April 28, 2006

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

May 2, 2006

Dear Sirs: All applicable Exchanges and Commissions

Subject: SULTAN MINERALS INC

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 86556L100/CA86556L1004/COMMON
3.	CUSIP/Class of Security entitled to vote	: 86556L100/CA86556L1004/COMMON
4.	Record Date for Notice	: 15 May 2006
5.	Record date for Voting	: 15 May 2006
6.	Beneficial Ownership determination date	: 15 May 2006
7.	Meeting Date	: 21 Jun 2006
8.	Meeting Location	: Vancouver, BC

Yours Truly

Linda Kelly
Meeting Specialist
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9
Tel: 604.661.9400 Ext 4083
Fax: 604.661.9401

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of MI 45-102 *Resale of Securities*

Reporting issuer

1. Name of reporting issuer: Sultan Minerals Inc.

Selling security holder

2. Your name: Frank A. Lang

3. The offices or positions you hold in the reporting issuer: Chairman of the Board

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? No

5. Number and class of securities of the reporting issuer you beneficially own: 5,717,383 common shares

Distribution

6. Number and class of securities you propose to sell: up to 2,000,000 common shares

7. Will you sell the securities privately or on an exchange or market? Both. If on an exchange or market, provide the name. TSX Venture Exchange

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date: May 5, 2006

Frank A. Lang
Your name (Selling security holder)

"Frank A. Lang"
Your signature (or if a company, the signature of your authorized signatory)

____
Name of your authorized signatory

INSTRUCTION:
File this form electronically through SEDAR with the securities regulatory authority in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed. **Where the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.**

Notice to selling security holders - collection and use of personal information
The personal information required in this form is collected for and used by the listed securities regulatory authorities to administer and enforce securities legislation in their jurisdictions. This form is publicly available by authority of Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions. The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent. Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities listed below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland and Labrador
P.O. Box 8700
2nd Floor, West Block
Confederation Building
75 O'Leary Avenue
St. John's, NFLD A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories
Legal Registries
P.O. Box 1320
1st Floor, 5009-49th Street
Yellowknife, NWT X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit, NT X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8314
Facsimile: (416) 593-8177

Prince Edward Island Securities Office
Consumer, Corporate and Insurance Services Division
Office of the Attorney General
P.O. Box 2000
Charlottetown, PE C1A 7N8
Attention: Registrar of Securities
Telephone: (902) 368- 4550
Fax: (902) 368-5283

Saskatchewan Financial Services Commission
Securities Division
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

Sultan Minerals Inc.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on June 21, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Pacific Time, on May 19, 2006.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

21AP06059.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Sultan Minerals Inc. (the "Company") hereby appoints: Arthur G. Troup, President and CEO of the Company, or failing him, Shannon M. Ross, Corporate Secretary and CFO of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Sultan Minerals Inc. to be held in the Connaught Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on June 21, 2006 at 2:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Arthur G. Troup	☐	☐
02. Frank A. Lang	☐	☐
03. Sargent H. Berner	☐	☐
04. Benjamin Ainsworth	☐	☐

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2. Appointment of Auditors

For Withhold

Appointment of Morgan & Company, Chartered Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. ☐ ☐

3. Amendment of Company Plan

For Against

UPON MOTION BE IT RESOLVED that the Company approve the amendment of the Plan to increase the number of shares reserved for issuance under the Plan from 7,514,438 to that number of shares that is equal to 20% of the Company's issued and outstanding shares as at the date of the Annual General Meeting. ☐ ☐

4. Exercise of Stock Options

For Against

UPON MOTION BE IT RESOLVED by the disinterested shareholders that the directors have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company. ☐ ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

0 1 5 4 0 9 A R 0 S U L Q

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

May 19, 2006

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Sultan Minerals Inc.

We confirm that the following material was sent by pre-paid mail on May 18th, 2006 to the registered shareholders of Common shares of the subject Corporation:

A Notice of Annual General Meeting of Shareholders / Information Circular
B Form of Proxy – Registered Shareholders
C Supplemental Mailing List Return Card
D Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Bernie Krause"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4096)
Fax: 604.661.9401

SULTAN MINERALS INC.
(an exploration stage company)
INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2006

The Company's independent auditor has not performed a review of these interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Balance Sheets
(Unaudited - prepared by management)

	March 31, 2006	December 31, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 309,848	$ 198,649
Accounts receivable	16,720	18,229
Due from related parties (Note 7)	2,946	42,323
Prepaid expenses	5,199	6,748
	334,713	265,949
Deferred share issue costs	--	30,000
Mineral property interests (see schedule) (Notes 3 and 10)	3,695,600	3,603,949
Investments (Note 4)	3,914	3,914
Equipment (Note 5)	19,216	19,306
Reclamation deposits	57,061	55,991
	$ 4,110,504	$ 3,979,109
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 88,784	$ 218,310
Due to related parties (Note 7)	--	15,000
	88,784	233,310
Shareholders' equity		
Share capital (Note 6)	14,794,234	14,503,631
Contributed surplus	504,474	449,702
Deficit	(11,276,988)	(11,207,534)
	4,021,720	3,745,799
	$ 4,110,504	$ 3,979,109

Commitments and subsequent events (Notes 3, 6 and 9)

See accompanying notes to interim financial statements.

Approved by the Directors

Arthur G. Troup

Frank A. Lang

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Operations and Deficit
(Unaudited – prepared by management)

	Three months ended March 31, 2006	2005
Expenses		
Amortization	$ 502	$ 170
Legal, accounting and audit	1,698	3,344
Management fees	9,500	7,500
Office and administration	24,797	18,986
Property investigations	--	560
Salaries and benefits	53,641	36,347
Shareholder communications	48,668	23,492
Stock-based compensation	--	31,988
Travel and conferences	13,305	8,605
Write-down of mineral property interest	21,647	--
Interest and other income	(1,176)	(509)
	172,582	130,483
Loss before income taxes	(172,582)	(130,483)
Income tax recovery (Note 6 (c))	103,128	60,554
Loss for the period	(69,454)	(69,929)
Deficit, beginning of period	(11,207,534)	(10,386,125)
Deficit, end of period	$ (11,276,988)	$ (10,456,054)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding – basic and diluted	54,414,209	45,589,026

See accompanying notes to interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Cash Flows
(Unaudited - prepared by management)

	Three months ended March 31, 2006	2005
Cash provided by (used for)		
Operations		
Loss for the period	$ (69,454)	$ (69,929)
Items not involving cash		
Amortization	502	170
Stock-based compensation	--	31,988
Income tax recovery	(103,128)	(60,554)
Changes in non-cash operating working capital		
Accounts receivable	1,509	56,693
Due to/from related parties	24,377	(21,292)
Prepaid expenses	1,549	17,061
Accounts payable and accrued liabilities	(129,526)	(92,645)
	(274,171)	(138,508)
Investing		
Mineral property interests		
Acquisition costs	(31,955)	(1,257)
Exploration and development costs	(47,321)	(105,136)
Reclamation bonds	(1,070)	(5,890)
Equipment	(412)	--
	(80,758)	(112,283)
Financing		
Share issue costs	--	(4,884)
Common shares issued for cash, net of share issue costs	466,128	--
	466,128	(4,886)
Cash and cash equivalents		
Increase (decrease) during the period	111,199	(255,675)
Balance, beginning of period	198,649	368,793
Balance, end of period	$ 309,848	$ 113,118
Supplemental information		
Shares issued for mineral property interests	$ 12,375	$ 10,125
Warrants issued related to issuance of share capital	54,774	--
Stock-based compensation capitalized to mineral property interests	--	2,575

See accompanying notes to interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended March 31, 2006 and 2005
(Unaudited – prepared by management)

1. **Going concern and nature of operations:**

Sultan Minerals Inc. (the "Company") is incorporated under the British Columbia Business Corporations Act, and its principal business activity is the exploration and development of mineral properties in Canada.

These financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material.

As disclosed in the financial statements, the Company has working capital as at March 31, 2006, of $245,929 (December 31, 2005 – $32,639) and an accumulated deficit of $11,276,988 (December 31, 2005 – $11,207,534).

The Company has capitalized $3,695,600 in acquisition and related costs on the Kena property, the Jersey and Emerald properties and the Stephens Lake property.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. **Basis of presentation:**

The accompanying financial statements for the interim periods ended March 31, 2006 and 2005, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited financial statements for the year ended December 31, 2005.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended March 31, 2006 and 2005
(Unaudited – prepared by management)

3. Mineral property interests:

(a) Kena Property, Ymir, British Columbia, Canada

The Kena property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia.

Kena Claims

The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia. The Company earned its interest in the property by making payments totalling $110,000, issuing 200,000 common shares and completing a work program totalling $600,000 by November 1, 2003. The property is subject to a 3.0% net smelter returns royalty ("NSR") on gold and silver and 1.5% on other metals. The Company has the right to purchase 50.0% of the NSR for the greater of 7,000 ounces of gold or $2,000,000 and must issue an additional 100,000 common shares on commencement of commercial production.

Cariboo Claims

The Company holds an option agreement to earn 100% in five claim units, the Cariboo claims, located north of Ymir in southeastern British Columbia and contiguous to the Kena Claims. To earn its interest, the Company must make cash payments totalling $52,500 ($27,500 paid) and issue 200,000 common shares, which have all been issued, over four years. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study. A NSR of 3.0% from production of gold and 1.5% from production of other metals is payable to the optionor. The Company has the right to purchase 66⅔% of the NSR for $1,000,000 on commencement of commercial production.

Daylight Claim Group

The Company entered into an option agreement with various optionors to acquire 87.5% of the Daylight Claim Group, consisting of 8 crown grants, located near Ymir, British Columbia. To exercise the option, the Company made total cash payments of $52,500 and issued 175,000 common shares over three years. In addition, the agreement provides for the issuance of an additional 175,000 common shares to the optionors upon completion of a positive feasibility study recommending commercial production on the property. The properties are subject to royalties payable to the optionors of a 3.0% NSR from production of gold and silver and 1.5% NSR from the production of other metals. The Company has the right to reduce the NSR to 1.0% from the production of gold and silver and 0.5% from the production of other metals by a payment of $1,000,000 on or prior to the commencement of commercial production.

3. Mineral property interests (continued):

(a) Kena Property, Ymir, British Columbia, Canada (continued)

Athabasca Claim Group

The Company entered into an option agreement to acquire the Athabasca Claim Group consisting of ten reverted crown grants and three located claims, located near Ymir, British Columbia, by making payments of $50,000 ($15,000 paid) and issuing 200,000 common shares (175,000 issued) to the optionor over a three-year period. In March 2005 the Company and the optionor agreed to defer cash payments due in 2005 and 2006 for one year each in exchange for the acceleration of one half of the 2006 common share payment of 50,000 common shares. The December 2004 share payment and the accelerated 2006 share payment were made in January 2005. During the three months ended March 31, 2006, the Company terminated the option agreement on this property.

(b) Stephens Lake Property, Manitoba, Canada

In February 2004, the Company, along with Cream Minerals Ltd. and ValGold Resources Ltd. ("Cream" and "ValGold" or the "Companies"), entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") whereby BHP Billiton was granted options to acquire up to a 70% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totalling 92,194 hectares of mineral property and an additional 81,824 hectares staked to the north and contiguous with the initial claims for a total of 174,018 hectares, in which each company now holds an undivided one-third interest subject to the BHP Billiton agreement.

Under the terms of the agreement, the Companies granted to BHP Billiton two options (the "BHP Options") to acquire, firstly, a 51.0% undivided interest in the property (the "First Option") and, secondly, an additional 19.0% undivided interest in the property (the "Second Option"). BHP Billiton agreed to fund all exploration expenditures on the property until the BHP Options were either terminated or fully exercised. In order to exercise the First Option, BHP Billiton was to incur exploration expenditures of $1,000,000 on the property by February 21, 2010. To exercise the Second Option, BHP Billiton was to complete a feasibility study for the property by February 21, 2015.

Under the terms of the Trout Claim Group agreement, the Companies have agreed to make total cash payment of $110,000 ($10,000 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (33,334 common shares of the Company issued to date)) to the optionor over a 36-month period from July 22, 2004. BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement. These reimbursements have been recorded as a reduction in the cost of the Trout claims. In addition, the Companies must also jointly incur exploration expenses of no less than $5,000 by July 22, 2005, which was incurred, $50,000 cumulative prior to July 22, 2006, and $250,000 cumulative prior to July 22, 2007. Upon earning its 75.0% interest, the Companies and the optionor will enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

Subsequent to March 31, 2006, BHP Billiton notified the Companies that it would not be proceeding with the BHP Options and returned the properties to the Companies.

3. Mineral property interests (continued):

(c) Coripampa Properties, Peru

The Company entered into an option agreement with a Peruvian partnership to acquire 100% of the Coripampa 1 silver property consisting of four mineral concessions (600 hectares), located in La Unión Province of the Arequipa Department and the Coripampa 2 gold and silver property consisting of 6 mineral concessions (700 hectares), located in the provinces of La Union/Parinacochas in the Republic of Peru. Subsequent to December 31, 2005, the Company determined that the property did not meet its long-term objectives and as a result, the agreement with the optionors was terminated, and wrote off $294,606 in the year ended December 31, 2005. In the three months ended March 31, 2006, the final costs were determined with respect to the properties and additional exploration costs and taxes related to the concessions of $21,647 were incurred and written off.

4. Investments:

Name of Company	Number of Shares	Book Value March 31, 2006	Book Value December 31, 2005
Emgold Mining Corporation (Note 7 (e))	15,652	$ 3,913	$ 3,913
LMC Management Services Ltd. (Note (a))	1	1	1
		$ 3,914	$ 3,914

The quoted market value of Emgold Mining Corporation as at March 31, 2006, was $10,956 (December 31, 2005: $7,356).

5. Equipment:

	Cost	Accumulated Depreciation	Net Book Value March 31, 2006	Net Book Value December 31, 2005
Equipment	$ 26,326	$ 7,110	$ 19,216	$ 19, 306

The cost of equipment at December 31, 2005, was $25,133.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended March 31, 2006 and 2005
(Unaudited – prepared by management)

6. Share capital:

(a) Authorized:

Unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Issued and outstanding:

	Number of Shares	Amount
Balance, December 31, 2005	52,971,242	$14,503,631
Issued for cash		
Private placement at $0.12, less share issue costs	4,200,000	381,354
Issued for mineral property interests and other		
Cariboo claims at $0.18	25,000	4,500
Daylight at $0.18	43,750	7,875
Income tax effect of renunciation of flow-through expenditures	--	(103,128)
Balance, March 31, 2006	57,239,992	$14,794,234

(c) Flow-through shares

In 2005, the Company issued 2,280,833 FTS for gross proceeds of $302,250. Under the FTS agreements, the Company agreed to renounce $302,250 of qualifying expenditures to the investors effective December 31, 2005, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2006.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in March 2006, relating to December 31, 2005, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $103,128.

6. Share capital (continued):

(d) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 7,513,438 stock options. The following table summarizes information about the stock options outstanding at March 31, 2006:

Exercise Price	Number Outstanding at March 31, 2006	Weighted Average Remaining Contractual Life
$0.10	2,000,000	4.4 years
$0.15	3,020,000	3.5 years
$0.21	595,000	0.7 years
$0.40	731,000	0.8 years
$0.32	701,000	1.4 years
$0.15 to $0.40	7,047,000	

A summary of the stock options at March 31, 2006, is presented below:

	Shares	Weighted Average Exercise Price
Balance, March 31, 2006	7,047,000	$0.19

Subsequent to March 31, 2006, 10,000 options at a price of $0.10 were exercised.

(e) Share purchase warrants

As at March 31, 2006, the following share purchase warrants issued in connection with financings made by private placements and short form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,773,334	$0.20	November 15, 2006
1,372,580	$0.15	July 20, 2007
749,999	$0.18	September 16, 2007
100,000	$0.17	November 30, 2006
2,100,000	0.17	February 28, 2008
420,000	0.12	February 28, 2008
210,000	0.17	February 28, 2008
6,725,913		

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended March 31, 2006 and 2005
(Unaudited – prepared by management)

6. Share capital (continued):

(e) Share purchase warrants (continued)

During the period, the Company completed a brokered private placement of 4,200,000 units at a price of $0.12 per unit, for gross proceeds of $504,000. Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months from issue, at an exercise price of $0.17 per share. A cash commission equal to 10% of the gross proceeds received and non-transferable agent's unit warrants equal to 10% of the total number of units sold, or 420,000 agent's unit warrants was paid. Each agent's unit warrant will be exercisable at a price of $0.12 for a period of 24 months from the date of issue to receive one common share in the capital of the Company and one-half one non-transferable share purchase warrant (the "Agent's Warrant"). Each whole Agent's Warrant will be exercisable at $0.17 for a period of 24 months from the date of issue of the agent's unit warrant to receive one additional common share in the capital of the Company.

7. Related party transactions and balances:

	Three months ended March 31, 2006	2005
Services rendered and reimbursement of expenses:		
LMC Management Services Ltd. (a)	$ 111,296	$ 73,870
Lang Mining Corporation (b)	7,500	7,500
Kent Avenue Consulting Ltd. (c)	2,000	--
High Visibility Public Relations (d)	5,000	--
Balances receivable from (f):	**2005**	**2005**
LMC Management Services Ltd.	$ 2,946	$ 42,323

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

(d) Consulting fees were paid to High Visibility Public Relations, a private company controlled by a close relative of Arthur G. Troup, the President of the Company.

7. Related party transactions and balances (continued):

(e) The Company's investments include shares in a listed company with two common directors and an officer.

(f) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

8. Comparative figures:

Where necessary, comparative figures have been reclassified to conform to the current period's presentation.

9. Subsequent events:

Subsequent to March 31, 2006, the Company:

(a) completed a non-brokered private placement of 2,000,000 units at a price of $0.20 per unit. Each unit is comprised of one common share and one-half of a share purchase warrant. Two share purchase warrants and $0.30 will be required to acquire one common share. The share purchase warrants will be exercisable for one year from regulatory approval; and

(b) entered into a purchase agreement to acquire 100% right, title and interest in the surface rights over seven hundred (700) acres forming part of the Jersey Claim Group consisting of 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. The agreement is subject to regulatory approval. Under the terms of the agreement, Sultan has agreed to make cash and share payments in the aggregate value of $200,000 plus GST (the "Purchase Price"), if any, due pursuant to the Excise Tax Act as follows: upon receipt of regulatory approval, ten thousand dollars ($10,000) and up to two hundred thousand (200,000) common shares; on the first anniversary of the date of regulatory approval, up to two hundred thousand (200,000) common shares; on the second anniversary of the date of regulatory approval, up to two hundred thousand (200,000) common shares; and on the third anniversary of the date of regulatory approval, up to two hundred thousand (200,000) common shares.

The shares referred to in (i), (ii), (iii) and (iv) above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"). The value of each share payment shall be calculated as of the Valuation Date and a credit given accordingly to the balance due on the Purchase Price. If the calculation and credit results in the Purchase Price being paid in full, then the seller is not entitled to any further share payments. If after the Valuation Date for the payment referred to in (iv) above the seller has still not received the full payment of the Purchase Price, then Sultan will pay the remaining balance to the seller by a cash payment. Sultan has the right, at any time after completing the initial payment of cash and shares as set out in (i) above, to pay any remaining balance to fully satisfy the Purchase Price in the form of a cash payment.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Note 10: Mineral Property Interests
Three months ended March 31, 2006
(Unaudited – prepared by management)

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Coripampa Properties, Peru	Total Mineral Property Interests March 31, 2006
Acquisition costs					
Balance, beginning of period	$ 620,133	$ 35,699	$ 443	$ --	$ 656,275
Incurred during the period	44,250	80	--	--	44,330
Balance, end of period	664,383	35,779	443	--	700,605
Exploration and development costs					
Incurred during the year					
Assays and analysis	42	14,044	--	--	14,086
Geological and geophysical	55	24,094	210	3,582	27,941
Site activities	502	8,254	120	18,065	26,941
	599	46,392	330	21,647	68,968
Balance, beginning of period	2,483,980	452,546	11,148	--	2,947,674
Write-downs during the period	--	--	--	(21,647)	(21,647)
Balance, end of period	2,484,579	498,938	11,478	--	2,994,995
Total Mineral Property Interests	$ 3,148,962	$ 534,717	$ 11,921	$ --	$ 3,695,600

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Note 10: Mineral Property Interests
Year ended December 31, 2005
(Unaudited – prepared by management)

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Willi Claims, Nevada	Coripampa Properties, Peru	Total Mineral Property Interests December 31, 2005
Acquisition costs						
Balance, beginning of year	$ 585,977	$ 30,501	$ 6,329	$ 22,375	$ 59,851	$ 705,033
Incurred during the year	34,156	5,198	(5,886)	--	14,807	48,275
Write-downs during the year	--	--	--	(22,375)	(74,658)	(97,033)
Balance, end of year	620,133	35,699	443	--	--	656,275
Exploration and development costs						
Incurred during the year						
Assays and analysis	11,812	21,216	--	--	3,322	36,350
Drilling	25,476	255,577	--	--	--	281,053
Environmental	--	1,218	--	--	--	1,218
Geological and geophysical	19,422	85,693	1,763	--	40,673	147,551
Site activities	9,658	56,931	306	--	19,783	86,678
Stock-based compensation	2,575	12,961	--	--	--	15,536
Travel and accommodation	1,905	16,587	--	--	8,376	26,868
	70,848	450,183	2,069		72,154	595,254
Balance, beginning of year	2,413,132	2,363	9,079	2,933	147,794	2,575,301
Write-downs during the year	--	--	--	(2,933)	(219,948)	(222,881)
Balance, end of year	2,483,980	452,546	11,148	--	--	2,947,674
Total Mineral Property Interests	$ 3,104,113	$ 488,245	$ 11,591	$ --	$ --	$ 3,603,949

Sultan Minerals Inc.
Three Months Ended
March 31, 2006

1.1 Date

The effective date of this interim report is May 29, 2006.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A.

This MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the year ended December 31, 2005, and the unaudited interim financial statements for the three months ended March 31, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the three months ended March 31, 2006 ("Q1 2006") was $69,454 or $0.00 per share, after income tax recovery due to flow-through renunciations, compared to a loss of $69,929 or $0.00 per share in the three months ended March 31, 2005 ("Q1 2005").

- During fiscal 2006, operations utilized $274,171 compared to $138,506 in Q1 2005. Expenditures on mineral property interests totalled $113,298 in Q1 2006 compared to $119,093 in Q1 2005. The expenditures were incurred on the following mineral properties in Q1 2006: Kena - $44,849 (Q1 2005 - $61,764), Coripampa Properties - $21,647 (Q1 2005 - $43,943), Stephens Lake - $330 (Q1 2005 –$1,298), and the Jersey and Emerald properties - $46,472 (Q1 2005 - $12,088). The Coripampa Properties were written off in fiscal 2005, and the additional costs of $21,647 have also been written off in Q1 2006.

1.2.1 Jersey and Emerald Properties, British Columbia

The 9,500-hectare Jersey-Emerald Property (the "Property") is located in southeastern British Columbia, 10 kilometres southeast of the mining community of Salmo, B.C. The Property is host to the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer. The tungsten mine was opened in 1943 and later purchased and operated by Placer Dome from 1947 to 1973 when it was closed due to low metal prices. In 1973, Placer decommissioned the mine and sold the mineral rights. Sultan optioned the Property in 1993 and has since expanded the Property through staking and additional option agreements. In the mine area there is an existing network of underground tunnels and workings over a two-square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit. Sultan presently holds 100% interest in the original Property subject to an advance annual royalty payment of $50,000 scheduled to commence October 20, 2009, and an aggregate 3.0% Net Smelter Return ("NSR") royalty due to the property vendors. Sultan can reduce the NSR royalty to 1.5% by making a payment of $500,000 and issuing 50,000 common shares.

The Company believes that the property holds potential for a large porphyry molybdenum deposit. The mineralization was originally identified in underground workings and diamond drill holes at the historic Emerald Tungsten Mine.

To May 29, 2006, the Company has completed a 26-hole diamond drill program totalling 2942 metres that has tested the grade, width, depth and continuity of the molybdenum bearing stock work. The initial two holes investigated the width and depth of the mineralization. All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com.

Exploration expenditures on the Jersey-Emerald property in Q1 2006, with the Q1 2005 comparative figures shown in brackets, include the following: assays and analysis – $14,044 ($Nil); geological and geophysical – $24,094 ($10,311); travel and accommodation – $Nil ($573); and site activities – $8,254 ($1,204). Acquisition costs of $80 ($Nil) were incurred.

Subsequent to March 31, 2006, the Company entered into a purchase agreement to acquire 100% right, title and interest in the surface rights over seven hundred (700) acres forming part of the Jersey Claim Group consisting of 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. The agreement is subject to regulatory approval. Under the terms of the agreement, Sultan has agreed to make cash and share payments in the aggregate value of $200,000 plus GST (the "Purchase Price"), if any, due pursuant to the Excise Tax Act as follows: upon receipt of regulatory approval, ten thousand dollars ($10,000) and up to two hundred thousand (200,000) common shares; on the first anniversary of the date of regulatory approval, up to two hundred thousand (200,000) common shares; on the second anniversary of the date of regulatory approval, up to two hundred thousand (200,000) common shares; and on the third anniversary of the date of regulatory approval, up to two hundred thousand (200,000) common shares.

The shares referred to in (i), (ii), (iii) and (iv) above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"). The value of each share payment shall be calculated as of the Valuation Date and a credit given accordingly to the balance due on the Purchase Price. If the calculation and credit results in the Purchase Price being paid in full, then the seller is not entitled to any further share payments. If after the Valuation Date for the payment referred to in (iv) above the seller has still not received the full payment of the Purchase Price, then Sultan will pay the remaining balance to the seller by a cash payment. Sultan has the right, at any time after completing the initial payment of cash and shares as set out in (i) above, to pay any remaining balance to fully satisfy the Purchase Price in the form of a cash payment.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the exploration drill program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects." Core samples are split with a core splitter and half of the core is stored in a secure site in Salmo, B.C. The second half of the core is placed in sealed plastic bags, and shipped to Acme Analytical Laboratories Ltd. in Vancouver, BC. The project's quality control program includes the systematic use of duplicate samples and the use of a secondary laboratory for check assaying.

1.2.2 Kena Property, British Columbia

The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia.

Exploration expenditures on the Kena property in Q1 2006, with the Q1 2005 comparative figures shown in brackets, include the following: assays and analysis – $42 ($9,696); drilling - $Nil ($23,930); geological and geophysical – $55 ($11,672); travel and accommodation – $Nil ($1,120), site activities – $502 ($2,646) and stock based compensation - $Nil ($2,575). Acquisition costs of $44,250 ($10,125) were incurred.

Recommendations

A computer modeling of the property was completed as part of a resource study in 2004. The model indicated numerous untested areas adjacent to mineralized blocks. The report prepared as part of the resource study recommended that a $1.27 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones. The Company currently does not have the financing available to conduct this recommended exploration program.

Mr. Perry Grunenberg , P.Geo of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

Kena Property Agreements

Various property agreements have been entered into on properties contiguous to the initial Kena claims. These option agreements include the Starlight Claim Group, the Daylight Claim Group, the Cariboo claims, the Silver King Claim Group and the Athabasca claim Group.

1.2.3 Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. In order to facilitate the exploration of the property, Cream Minerals Ltd., ValGold Resources Ltd., and the Company agreed to pool their three respective and contiguous exploration licenses, so that each would hold an undivided one-third interest in all three of the exploration licenses subject to an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton"). The combined exploration licenses, totalling 174,018 hectares, are referred to as the Stephens Lake Property. Approximately 1,000 metres of diamond drilling in two holes were completed by BHP Billiton in March 2006. Subsequent to March 31, 2006, the Company received notice from BHP Billiton that they would be withdrawing from the agreement on the Stephens Lake Property. Final assays and drill results have not yet been received from BHP Billiton. Costs incurred by the Company have not been significant to date, and the Company will need to review the exploration program conducted by BHP Billiton, before it determines the status of the project.

1.2.4 Coripampa Properties, Peru

Sultan entered into an option agreement with a Peruvian partnership to acquire a 100% interest in the Coripampa 1 and 2 properties in the Republic of Peru.

In February 2006, but recorded in the year ended December 31, 2005, the Company determined that the properties did not meet the Company's long-term goals, and its current focus on exploration in British Columbia. The properties were returned to the optionors and the Company incurred a write-down of $294,606. In the three months ended March 31, 2006, the property taxes due for 2006 were paid by the Company, a final settlement was reached with the optionors of the property, and as a result, an additional $21,647 was written off.

1.2.5 Mineral Property Option Payments Due In Fiscal 2006

To maintain its mineral property interests the Company is required to make cash payments of $83,208 and issue 120,417 common shares in fiscal 2006. In the three months ended March 31, 2006, cash payments of $31,875 were made and 68,750 common shares were issued pursuant to option agreements on the Company's mineral property interests.

1.2.6 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold price in 2005 averaged approximately US$444.74 per ounce and has averaged US$587.34 per ounce to May 29, 2006. The price for molybdenum (roasted) on March 31, 2006, was US$25.00 per pound, and the price for tungsten on March 31, 2006, was US$12.86 per pound.

1.3 Selected Annual Information

The financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in Canadian dollars.

	As at December 31, 2005	As at December 31, 2004
Current assets	$ 265,949	$ 481,152
Mineral property interests	3,603,949	3,280,334
Other assets	109,211	56,557
Total assets	3,979,109	3,818,043
Current liabilities	233,310	144,435
Shareholders' equity	3,745,799	3,673,608
Total shareholders' equity and liabilities	3,979,109	3,818,043
Working capital	32,639	336,717

	Year ended December 31, 2005	Year ended December 31, 2004
Expenses (recoveries)		
Amortization	$ 987	$ 843
Legal, accounting and audit	20,691	48,791
Management and consulting fees	35,000	30,000
Office and administration	80,278	79,943
Salaries and benefits	131,542	89,240
Shareholder communications	98,524	151,953
Stock-based compensation	176,393	218,207
Travel and conferences	19,413	32,885
	562,828	651,862
Property investigations	938	4,441
Write-down of mineral property interests	319,914	--
Interest income	(1,719)	(1,927)
Loss before income taxes	(881,961)	(654,376)
Income tax (recovery) expense – current		--
– future income taxes	60,554	--
Loss for the year	$ (821,407)	$ (654,376)
Loss per share – basic and diluted	$ (0.02)	$ (0.02)
Weighted average number of common shares outstanding – basic and diluted	48,507,514	40,841,887

1.4 Results of Operations

Sultan had a loss of $69,454, or loss per share of $0.00 in the three months ended March 31, 2006 ("Q1 2006"), compared to a loss of $69,929, or loss per share of $0.00 in the three months ended March 31, 2005 ("Q1 2005").

	Three months ended March 31, 2006	2005
Expenses		
Amortization	$ 502	$ 170
Legal, accounting and audit	1,698	3,344
Management fees	9,500	7,500
Office and administration	24,797	18,986
Property investigations	--	560
Salaries and benefits	53,641	36,347
Shareholder communications	48,668	23,492
Stock-based compensation	--	31,988
Travel and conferences	13,305	8,605
Write-down of mineral property interest	21,647	--
Interest and other income	(1,176)	(509)
	172,582	130,483
Loss before income taxes	(172,582)	(130,483)
Income tax recovery	103,128	60,554
Loss for the period	(69,454)	(69,929)
Deficit, beginning of period	(11,207,534)	(10,386,125)
Deficit, end of period	$ (11,276,988)	$ (10,456,054)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding – basic and diluted	54,414,209	45,589,026

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest revenue has increased from $509 in Q1 2005 to $1,176 in Q1 2006 due to higher cash balances and interest rates in Q1 2006 as compared to Q1 2005.

Expenses

Legal, accounting and audit decreased from $3,344 in Q1 2005 to $1,698 in Q1 2006. Audit fees are accrued throughout the fiscal year. Fees charged for the fiscal 2005 year end were as estimated in the accrual. Legal fees are ongoing and will vary depending on the activity during the period. The fees incurred in the current period were accrued audit fees.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the

services of Frank Lang as Chairman of the Company, for a total of $7,500 in each fiscal period. In Q1 2006 management fees of $2,000 (2005-NIL) were paid to Kent Avenue Consulting Ltd., (through LMC Management Services Ltd.) a private company controlled by Sargent H. Berner, a director of the Company.

Office and administration costs increased from $18,986 in Q1 2005 to $24,797 in Q1 2006. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $36,347 in Q1 2005 to $53,641 in Q1 2006. Salaries will likely continue to increase as administration and regulation of public companies continues to increase. In Q1 2005, there was $31,988 in vested stock-based compensation relating to vesting of stock options granted in July 2005. There was no stock-based compensation in Q1 2006.

Shareholder communications have increased from $23,492 in Q1 2005 to $48,668 in Q1 2006. The Company utilized the services of one consultant, Arbutus Enterprises Ltd. Fees paid totalled $6,000 in both fiscal periods. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information. Other increases in shareholder communications include $5,000 paid to High Visibility Public Relations, $8,000 paid to Independent Equity Research and $4,600 paid to Robin Merrifield during Q1 2006. There were no equivalent payments made in Q1 2005.

Travel and conference expenses have increased from $8,605 in Q1 2005 to $13,305 in Q1 2006, primarily due to travel costs to the Prospectors and Developers Conference in Toronto.

Property investigation costs have decreased from $560 in Q1 2005 to $Nil in Q1 2006. Sultan is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

In Q1 2006, $21,647 incurred in exploration costs related to the Coripampa party was written off. The Company gave notice to the optionors in February 2006 that they would be terminating the option agreement. Exploration costs incurred prior to December 31, 2005, were written off in the fourth quarter of 2005. No mineral property interests were written off in fiscal 2005.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the year ended December 31, 2005, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $103,128.

The Company also renounced flow through expenditures in the three months ended March 31, 2005, and as a consequence, has recognized a reduction in share capital and a recovery of future income taxes of $60,554.

1.5 Summary of Quarterly Results

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a

project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property, British Columbia	Jersey Emerald and other properties	Stephens Lake property, Manitoba	Cori-pampa properties, Peru	General and adminis-trative expenses (recovery) (Note 1)	Loss per quarter	Loss per share
2004							
Second Quarter	23,855	1,155	2,255	295	172,968	176,002	$0.00
Third Quarter	45,692	8,401	782	37,392	239,802	239,839	$0.01
Fourth Quarter	86,021	(7,070)	157	110,107	141,537	141,359	$0.01
2005							
First Quarter	61,764	12,088	1,298	43,943	130,432	69,929	$0.00
Second Quarter	27,350	65,668	(2,115)	12,094	234,558	234,974	$0.01
Third Quarter	6,037	173,794	(2,869)	4,472	100,578	125,251	$0.00
Fourth Quarter	9,853	203,831	(131)	26,452	97,260	391,253	$0.01
2006							
First Quarter	44,849	46,472	330	21,647	152,111	69,454	$0.00

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, or interest and other miscellaneous income, but include stock-based compensation.

Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of `warrants and options.

At March 31, 2006, Sultan's working capital, defined as current assets less current liabilities, was $245,929, compared with working capital of $32,639 at December 31, 2005.

Investing Activities

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

As at March 31, 2006, Sultan has capitalized $3,695,600 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia and Manitoba. During the three months ended March 31, 2006, Sultan's expenditures included $113,298 on the acquisition and exploration of its mineral property interests compared to $119,093 in the three months ended March 31, 2005. Significant acquisition and exploration expenditures in Q1 2006 included $46,472 on acquisition and exploration of the Jersey and Emerald properties, $21,647 on the acquisition and exploration of the Coripampa properties in Peru, which was written off and $44,849 on the acquisition and exploration of the Kena property in British Columbia.

1.7 Capital Resources

During the three months ended March 31, 2006, the Company completed a brokered private placement of 4,200,000 units (the "Units") at a price of $0.12 per Unit, for gross proceeds of $504,000. Each Unit is comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months from issue, at an exercise price of $0.17 per share. A cash commission equal to 10% of the gross proceeds received and non-transferable agent's unit warrants equal to 10% of the total number of Units, or 420,000 agent's unit warrants was paid. Each agent's unit warrant will be exercisable at a price of $0.12 for a period of 24 months from the date of issue to receive one common share and one-half one non-transferable share purchase warrant (the "Agent's Warrant"). Each whole Agent's Warrant will be exercisable at $0.17 for a period of 24 months from the date of issue of the agent's unit warrant to receive one additional common share.

Subsequent to March 31, 2006, the Company completed a non-brokered private placement of 2,000,000 units at a price of $0.20 per unit, for gross proceeds of $400,000. Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 12 months from closing, at an exercise price of $0.30 per share.

Without continued external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at March 31, 2006 and December 31, 2005, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions With Related Parties

	Three months ended March 31,	
Services rendered and reimbursement of expenses:	**2006**	**2005**
LMC Management Services Ltd. (a)	$ 111,296	$ 73,870
Lang Mining Corporation (b)	7,500	7,500
Kent Avenue Consulting Ltd. (c)	2,000	--
High Visibility Public Relations (d)	5,000	--
Balances receivable from (f):	**2005**	**2005**
LMC Management Services Ltd.	$ 2,946	$ 42,323

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of

estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

(d) Consulting fees were paid to High Visibility Public Relations, a private company controlled by a close relative of Arthur G. Troup, the President of the Company.

(e) The Company's investments include shares in a listed company with two common directors and an officer.

(f) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12 Critical Accounting Estimates

As at March 31, 2006, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

None

1.14 Financial Instruments and Other Instruments

None.

1.15.1 Other MD& A Requirements

See the audited financial statements for the year ended December 31, 2005.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of May 29, 2006, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at May 29, 2006

Authorized Capital

Unlimited number of common shares without par value and unlimited number of preference shares without par value.

Issued and Outstanding Capital

57,249,992 shares are issued and outstanding

Stock Options Outstanding

Exercise Price	Number Outstanding	Expiry Date
$0.10	1,990,000	June 10, 2010
$0.15	3,020,000	July 6, 2009
$0.21	595,000	August 31, 2006
$0.40	731,000	October 19, 2006
$0.32	701,000	May 16, 2007
	7,037,000	

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
1,773,334	$0.20	November 15, 2006
1,372,580	$0.15	July 20, 2007
749,999	$0.18	September 16, 2007
100,000	$0.17	November 30, 2006
2,100,000	$0.17	February 28, 2008
420,000	$0.12	February 28, 2008
210,000	$0.17	February 28, 2008
6,725,913		

Other Information

Controls and Procedures

As of December 31, 2005, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Approval

The Board of Directors of Sultan Minerals Inc. has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **ARTHUR G. TROUP,** President and Chief Executive Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer), for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2006

"Arthur G. Troup"

Arthur G. Troup
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **SHANNON M. ROSS,** Chief Financial Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer), for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2006

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 1, 2006

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS ANNUAL FINANCIAL SUMMARY

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company with a portfolio of gold, silver and base metal exploration properties. Sultan's business strategy is to maximize shareholder value through the acquisition of quality base and precious metal properties that have undiscovered resource potential. Sultan's objective is to advance such properties through exploration until they become of interest to a major mining company.

Sultan Minerals' 2005 exploration program focused on the molybdenum potential of its Jersey Emerald prospect, located near the community of Salmo in southeastern British Columbia. The molybdenum mineralization was originally identified in historic underground workings and diamond drill holes at the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer. At the time of the discovery the Mine's mandate was to mine tungsten and the molybdenum mineralization was not investigated.

In April 2005, Sultan undertook a diamond-drilling program to explore this molybdenum mineralization in the vicinity of the former East Dodger Tungsten workings. To March 31, 2006, the Company has completed 2,514 metres of diamond drilling in 22 holes and drilling is still underway. Molybdenum mineralization has been successfully intersected in 21 of these diamond drill holes over an area that measures 3,200 feet north-south by 400 feet east-west and to a depth of 300 feet. This very large target presently remains open in all directions and at depth. Highlights of the drill program are hole JM05-02 which assayed 0.22% MoS2 over its entire 192 foot length, hole JM05-03 which assayed 0.11% MoS2 over a 495 foot length, hole JM05-13 which averaged 0.12% MoS_2 over its entire 217 foot length, hole JM05-14 which averaged 0.12% MoS_2 over its 234 foot length, and hole JM05-16 which averaged 0.10% MoS_2 over its 215 foot length.

Drilling is presently underway in an aggressive step out some 2,000 feet west of the East Dodger Discovery area. This surface drill program is designed to investigate the tungsten potential of the property as well as its molybdenum potential. Metallurgical test-work on molybdenum and tungsten recoveries is in progress and Government permits are in place for underground and surface drilling and an underground drifting program.

During the year Sultan also completed 1,000 metres of diamond drilling in 4 holes on its Kena Gold property, located near the town of Ymir in southeastern British Columbia. The drill results confirmed the presence of important high grade gold bearing cross structures on both the Kena Gold and Gold Mountain zones. Exploration trenching carried out 1,500 metres south west of the Kena Gold Zone discovered important porphyry style silver and copper mineralization in the footwall rocks to the historic Silver King Mine. The highlight of the program was trench 1 that cut a 16.0-metre wide zone of disseminated mineralization assaying 0.69% copper and 188.6 grams per tonne (5.50 oz/ton) silver. The trench ended in mineralization and included a 3.0-metre wide section that assayed 1.19% copper and 593.0 grams per tonne (17.30 oz/ton) silver.

Subject to financing, an aggressive program of prospecting, trenching and diamond drilling is planned for the Kena Gold property in 2006. This program is designed to expand the resource on the Kena and Gold

Mountain Zones and to upgrade areas of inferred resources into the measured and indicated categories. Coincident with the drill program on the Kena and Gold Mountain Zones, exploration programs consisting of trenching and diamond drilling are also planned for the South Gold and Kena Copper Zones and the newly discovered extension of the historic high-grade silver-copper mineralization at the Silver King Mine area.

Operating Results

Sultan's current activities and its operating results for the year are briefly summarized below.

- Sultan's loss for the year ended December 31, 2005 ("fiscal 2005"), was $821,407 or $0.02 per common share, after income tax recovery due to flow-through renunciations of $60,554, compared to a loss of $654,376 or $0.02 per common share in the year ended December 31, 2004 ("fiscal 2004").
- During fiscal 2005, operations used $340,733 compared to $311,340 in fiscal 2004. Expenditures capitalized to mineral property interests totalled $643,529 in fiscal 2005 compared to $550,688 in fiscal 2004. Expenditures were incurred on the following mineral properties in fiscal 2005: Kena - $105,004 (2004 - $280,748), Coripampa Properties - $86,961 (2004 - $207,645), Stephens Lake – a recovery of $3,817 (2004 – expenditures of $10,060), Willi claims - $Nil (2004 - $19,362) and the Jersey and Emerald properties - $455,381 (2004 - $10,863).
- During fiscal 2005, Sultan wrote-off its interest in its option on the Coripampa properties in Peru and the Willi Claims in Nevada for a total of $319,914. There was no write-down of mineral properties in fiscal 2004.

Investments

As at December 31, 2005, Sultan has capitalized $3,603,949 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia and Manitoba.

Capital Resources

During the year ended December 31, 2005, the Company completed several non-brokered private placements: 1) 3,542,660 units for net proceeds of $342,766, 797,500 of which were issued at a price of $0.20, comprised of one flow-through common share and one non-flow-through common share and one-half of one non-flow-through share purchase warrant, for a total issuance of 1,595,000 common shares. Each whole share purchase warrant entitles the holder to purchase one additional common share until July 20, 2007, at an exercise price of $0.15 per share and 1,947,660 flow-through shares were issued, in a unit offering at a price of $0.10 per unit, for gross proceeds of $194,766. Each unit was comprised of one non-flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share until July 20, 2007, at an exercise price of $0.15 per share; 2) 1,500,000 units at a price of $0.13 per unit, for gross proceeds of $195,000. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share, expiring September 16, 2007, at an exercise price of $0.18 per share; 3) a private placement of 1,500,000 units at a price of $0.13 per unit, for gross proceeds of $195,000. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share, expiring September 16, 2007, at an exercise price of $0.18 per share; and 4) A non-brokered private placement of 1,483,333 flow-through shares at a price of $0.15 per share, for net proceeds of $194,196, after share issue costs.

Sultan also extended the expiry date of warrants previously issued on November 15, 2004, pursuant to a non-brokered private placement, by one year to now expire November 15, 2006. The warrants are exercisable for up to 1,773,334 common shares at a price of $0.20 per share, with no change to the warrant exercise price.

At December 31, 2005, Sultan's working capital, defined as current assets less current liabilities, was $32,639, compared with working capital of $336,717 at December 31, 2004.

In February 2006, the Company completed a brokered private placement of 4,200,000 units at a price of $0.12 per unit, for gross proceeds of $504,000. Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months from issue, at an exercise price of $0.17 per share. A cash commission equal to 10% of the gross proceeds received and non-transferable agent's unit warrants equal to 10% of the total number of units, or 420,000 agent's unit warrants was paid. Each agent's unit warrant will be exercisable at a price of $0.12 for a period of 24 months from the date of issue to receive one common share and one-half one non-transferable share purchase warrant (the "Agent's Warrant"). Each whole Agent's Warrant will be exercisable at $0.17 for a period of 24 months from the date of issue of the agent's unit warrant to receive one additional common share.

On April 24, 2006, the Company announced that, subject to regulatory approval, it will carry out a non-brokered private placement of up to 3,000,000 units at a price of $0.20 per unit, for gross proceeds of up to $600,000. Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 12 months from closing, at an exercise price of $0.30 per share.

For further information on Sultan's projects, visit www.sultanminerals.com. and you may also view all public filings for the Company on www.sedar.com.

Arthur G. Troup, P. Eng., Geological
President and CEO

For further information please contact:
Investor Relations
T.J. Malcolm Powell – Email: IR@langmining.com
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 10, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS IDENTIFIES LARGE TUNGSTEN TARGET AT JERSEY-EMERALD

Sultan Minerals Inc. (SUL-TSX-V) is pleased to announce that a large new tungsten exploration target has been identified from historic drill logs and mine records at the Company's Jersey-Emerald Tungsten-Molybdenum Property located near the community of Salmo in southeastern BC. The new target referred to as the "East Emerald Lower Tungsten Zone" was discovered while researching historical assays from the Wartime Metals drilling program reported in Sultans News Release of March 6, 2006.

The mineralization, hosted in a geological unit referred to as the Lower Skarn Zone, is 3,500 feet (1,100 metres) long, varies from 4.0 feet (1.2 metres) to more than 60.0 feet (20.0 metres) in thickness and extends as much as 1,000 feet (300 metres) down dip. Tungsten (WO_3) assays from historical diamond drill holes that penetrate the zone range from less than 0.10% WO_3 to greater than 0.28% WO_3 (see News Release of March 6, 2006). The approximate limits of the East Emerald Lower Tungsten Zone are shown on the attached plan.

Readers are cautioned that the tungsten assays quoted in this release are historical in nature and were compiled before the implementation of NI 43-101 Standards for Disclosure of Mineral Projects. Diamond drilling is presently under way to verify the accuracy of the data; but, prior to the completion of a 43-101 compliant report, the data should not be relied upon for investment purposes.

The East Emerald Lower Tungsten Zone was identified by compiling geological information and historical assays from more than 70 diamond drill holes and over 100 historical mine maps and sectional plans prepared by Placer-Dome and Wartime Metals during former mining operations. The zone is exposed on surface along its western and northern margins. The eastern limit is defined by the contact of the east dipping beds with the underlying intrusive that is believed responsible for the mineralization. The southern limit remains undefined. The zone dips to the east at 35 degrees. The mineralization lies above the Invincible Decline which is a large haulage tunnel designed to handle 40 ton trucks. This raises the possibility that the mineralization might be readily accessible to both underground and surface mining operations.

The Emerald Mine was Canada's second largest tungsten mine. The mine was put into production in 1943 by a Crown Corporation, Wartime Metals Corp., in order to provide tungsten for World War Two. In 1947 the mine was sold to Canadian Exploration Ltd. (later named Placer Dome). Placer Dome mined the property alternately for tungsten and lead-zinc until 1972 when it closed due to low metal prices. When the mine closed, Placer's records reported six tungsten target areas located in the vicinity of the historic mine workings. The targets occur as broad linear bands trending for more than 5,000 feet (1,500 metres) to the north and south of the mine workings. The East Emerald Lower Tungsten Zone was not mentioned in the Placer-Dome records and therefore is considered a new discovery.

Sultan's geologists have now completed a four-hole diamond drill program designed to confirm the previously reported tungsten assays. The results for these four new holes are expected to be available in two to three weeks. A three-dimensional computer model of the historical mine workings is being constructed from the hundreds of mine plans and sections, and from the logs of over 5,000 diamond drill holes completed during the mining operations. Assays for the historic and recent diamond drill holes are

being entered into the mine model and a resource study will commence when assays for the recent holes are available.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Tungsten Mines, is managing the exploration drill program and a geological review of historic data from the Tungsten mine. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: info@sultanminerals.com


SULTAN MINERALS - EAST EMERALD LOWER TUNGSTEN ZONE
HISTORICAL DRILL HOLE ASSAY RESULTS
E 06-04
V19
E 06-01
S 12
S 9,10,11
S 8
E 06-03
E 06-02
S 5,6,7
S 4
S 1,2,3
0.18% WO₃ / 230.0ft
0.23% WO₃ / 60.0ft
0.14% WO₃ / 21.0ft
0.17% WO₃ / 3.0ft
0.28% WO₃ / 23.0ft
0.24% WO₃ / 20.0ft
0.10% WO₃ / 31.0ft
0.24% WO₃ / 37.0ft
0.08% WO₃ / 35.0ft
0.28% WO₃ / 21.5ft
0.21% WO₃ / 25.0ft
0.10% WO₃ / 18.0ft
0.06% WO₃ / 21.0ft
0
50
Metres
Granite Contact
8000N
8000E
9000E
11000N
East Emerald
Lower Tungsten Zone
Surface Exposure East Emerald WO₃
4400 Rd.
9000N
7000E
Wartime Metals surface trenching
Area tested by April 2006 Drilling
Emerald Rd.
Formerly Canada's
Second Largest
Tungsten Mine
INVINCIBLE MINE
DODGER 4400 MINE
FEENEY MINE
EAST DODGER MINE
EMERALD MINE
JERSEY MINE
LEGEND
EXCELLENT EXISTING INFRASTRUCTURE
0
125
250
Metres

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 15, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS VISITS CLIMAX MOLYBDENUM DEPOSIT AT SEG 2006 CONFERENCE

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to report that Mr. Arthur Troup, President of Sultan Minerals Inc., is attending the Society of Economic Geologists' SEG 2006 Conference on "Wealth Creation in the Mineral Industry" in Keystone, Colorado.

He will be participating in a mine trip on May 17th to the Climax Porphyry Molybdenum Deposit headed by Mr. Ralph Stegen, V.P. of Mine Site Exploration for Phelps Dodge Corporation.

With the majority of major mining companies speaking at the SEG Conference, Mr. Troup sees this conference as an opportunity to meet with industry professionals and create broader awareness of Sultan's exploration projects.

For further information on the Company's projects, please visit www.sultanminerals.com.

Arthur G. Troup, P.Eng. (Geological)
President & CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 22, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN ACQUIRES SURFACE RIGHTS TO JERSEY EMERALD

Sultan Minerals Inc. (TSX-V – **SUL**) ("Sultan") is pleased to announce that it has entered into a purchase agreement (the "Agreement") with Fred Critchlow Contracting Ltd. (the "Seller") of Kaslo, BC to acquire 100% right, title and interest in the surface rights over seven hundred (700) acres (the "Property") forming part of the Jersey Claim Group consisting of 28 Crown Granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. The Agreement is subject to regulatory approval.

Under the terms of the Agreement Sultan has agreed to make cash and share payments in the aggregate value of $200,000 plus GST (the "Purchase Price"), if any, due pursuant to the *Excise Tax Act* as follows:

(i) upon receipt of Regulatory Approval – ten thousand dollars ($10,000) and up to two hundred thousand (200,000) common shares in the capital of Sultan;

(ii) on the first anniversary of the date of Regulatory Approval – up to two hundred thousand (200,000) common shares in the capital of Sultan;

(iii) on the second anniversary of the date of Regulatory Approval – up to two hundred thousand (200,000) common shares in the capital of Sultan; and

(iv) on the third anniversary of the date of Regulatory Approval – up to two hundred thousand (200,000) common shares in the capital of he Issuer.

The shares referred to in (i), (ii), (iii) and (iv) are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of such share payment (the "Valuation Date"). The value of each share payment shall be calculated as of the Valuation Date and a credit given accordingly to the balance due on the Purchase Price. If the calculation and credit results in the Purchase Price being paid in full, then the Seller is not entitled to any further share payments. If after the Valuation Date for the payment referred to in (iv) above the Seller has still not received the full payment of the Purchase Price, then Sultan will pay the remaining balance to the Seller by a cash payment.

Sultan has the right, at any time after completing the initial payment of cash and shares as set out in (i) above, to pay any remaining balance to fully satisfy the Purchase Price in the form of a cash payment.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement are subject to a hold period of four (4) months plus one (1) day from the date of issuance.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 30, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

UPDATE ON THE STEPHENS LAKE NICKEL PROPERTY, MANITOBA

Sultan Minerals Inc., Cream Minerals Ltd. and ValGold Resources Ltd. (the "Companies") have reacquired the Stephens Lake nickel property (the "Property") previously optioned to BHP Billiton Diamonds Inc. ("BHP Billiton").

The 174,018-hectare Property is approximately 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. The Property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments. Regional geology and geophysical studies suggest that the Property may be underlain by an extension of the Thompson Nickel Belt, one of the most important nickel producing regions in the world.

The Property was acquired by the Companies in December 2002 and optioned to BHP Billiton Diamonds Ltd. in January 2004. BHP Billiton have since completed an aeromagnetic survey, a VTEM geophysical survey and approximately 1,800 metres of diamond drilling in 5 NQ diamond drill holes on the Property.

Results for the first two diamond drill holes completed in 2005 have been made available to the Companies and results are anticipated shortly for the remaining three holes. The initial drill hole intersected a graphite horizon believed to be the cause of the geophysical target investigated by the hole.

The second drill hole intersected a serpentinized ultramafic unit. The ultramafic is a high MgO peridotite, possibly dunitic in composition, similar to the bodies seen in the Thompson Nickel Belt. Spinifexoid textures occur repeatedly in the core from a depth of 152 metres to just above the bottom of the hole at 319 metres. A 70.0 cm massive sulphide (massive pyrrhotite) band was encountered at a hole depth of 288.6 metres. This sulphide intersection is important in that it indicates a degree of sulphur saturation but is not believed to be the cause of the geophysical anomaly. Nickel values of 0.12% to 0.18% are common throughout the hole with maximum copper values ranging from trace to 680.0ppm, and PGE value ranging from 5.0 to 66.0ppb platinum, and trace to 26.0ppb palladium. The conductive target investigated by the hole is believed to remain untested off hole or at depth. Unfortunately due to inclement weather conditions the hole had to be abandoned before cutting the base of the ultramafic.

Results for the final three diamond drill holes are expected shortly and will be released when the final report is received from BHP Billiton. The Companies are assessing the many untested geophysical targets that remain on the property.

Arthur G. Troup, P.Eng. (Geological)
President & CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: info@sultanminerals.com